Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization	Percentage Ownership (A)

U.S. Subsidiaries

STG Group Holdings, Inc.	DE	100%

STG, Inc.	DE	100%

Access Systems, Incorporated	VA	100%

STG Sentinel, LLC	VA	100%

STG Ventures, LLC	VA	100%

Foreign Subsidiaries

STG Netherlands B.V.	Netherlands	100%

STG Sentinel AFG, LLC	Afghanistan	100%

(A)  Includes direct and indirect ownership.